FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SOULMATE BREWING COMPANY

(Pursuant to Title 11A of the Vermont Statutes Annotated)

ARTICLE I
Name

The name of the corporation is **Soulmate Brewing Company** (the "**Corporation**").

ARTICLE II
Registered Office and Registered Agent

The registered office of the Corporation shall be 182 Mcallister Road, Town of Stowe, County of Lamoille, State of Vermont 05672, and the initial registered agent at such address shall be Jonathan Mogor.

ARTICLE III
General Corporation

The Corporation is a Vermont general corporation, formed pursuant to Title 11A of the Vermont Statutes Annotated.

ARTICLE IV
Recapitalization; Authorized Shares

Upon the filing of these First Amended and Restated Articles of Incorporation (the "**Articles of Incorporation**"), with the Office of the Secretary of State of the State of Vermont (the time of such filing, "**Effective Time**"), each share of stock designated as Preferred Stock prior to the Effective Time shall be reclassified and converted into three (3) validly issued, fully-paid and nonassessable shares of Common Stock, par value $0.001 per share, of the Corporation ("**Common Stock**"), for each share of Preferred Stock outstanding prior to the Effective Time, automatically and without any action by the holder thereof (the reclassifications described herein is hereinafter referred to as the "**Recapitalization**"). Each stock certificate or notice of issuance that, immediately prior to the Effective Time, represented Preferred Stock that was issued and

outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares formerly represented by such certificate have been reclassified. Upon such conversion the Corporation will cease to have any Preferred Stock.

The total number of shares of Common Stock authorized to be issued is 1,500,000 shares, par value $0.001 per share.

ARTICLE V
Shareholder Action Without Meeting

To the extent permitted by Section 2.02(b)(2)(C)(i), and Section 7.04(b) of the Vermont Business Corporation Act, as the same may be supplemented, amended or replaced, action required or permitted to be taken by the shareholders of the Corporation at a shareholders' meeting may be taken without a meeting if the action is taken by the holders of at least a majority of all of the shares entitled to vote on the action, and if each shareholder is given prior notice of action proposed to be taken, signed by the holders of at least a majority of the shares, and filed in the corporate minute book. Prompt notice of any action taken by less than unanimous written consent in lieu of a meeting shall be given to all shareholders entitled to vote on such action.

ARTICLE VI
Director Liability

To the extent permitted by Section 2.02(b)(4) of the Vermont Business Corporation Act, as the same may be supplemented, amended or replaced, no director of the Corporation shall be personally liable to the Corporation or its shareholders for money damages for any action taken, or any failure to take any action, solely as a director, based on a failure to discharge his or her own duties in accordance with Section 8.30 of the Vermont Business Corporation Act, as the same may be supplemented, amended or replaced.

ARTICLE VII
Indemnification

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers or agents of the Corporation (and any other persons to which the Vermont Business Corporation Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the Vermont Business Corporation Act, subject only to limits created by applicable law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its shareholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article VII shall

not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

Dated as of the ___ day of October, 2022.

SOULMATE BREWING COMPANY

By:________________________
Jonathan Mogor, President